ABERDEEN FUND DISTRIBUTORS, LLC

Additional Information

As of September 30, 2016

**Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission:**

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers."

**Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission:**

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

See accompanying independent auditors' report.